

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561   October 21, 2008

Via U.S. mail and facsimile
Kenneth E. Thompson
Senior Vice President, General Counsel and Corporate Secretary
Verisk Analytics, Inc.
545 Washington Boulevard
Jersey City, NJ 07310-1686

> **Re: Verisk Analytics, Inc.**
> **Amendment No. 1 to Form S-1**
> **Filed October 8, 2008**
> **File No. 333-152973**

Dear Mr. Thompson:

       We have reviewed your filing and have the following comments. For purposes of this letter, our reference to "Verisk," "you," and "your" refers to this entity on a post-reorganization basis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Risk Factors

"The holders of our Class B common stock have the right to elect up to three of our directors…," page 17

1.   We note your response to our prior comment 10 and reissue it in part. Specify the risks to the holders of your Class A common stock.

Liquidity and Capital Resources

Financing and Financing Capacity, page 42

2.   We note your response to our prior comment 18 and reissue it in part. It appears that the amounts *authorized* to be issued under the long-term loan facilities exceed 10% of your assets. Refer to Item 601(b)(4)(ii) and (iii) of Regulation S-K. Please advise, or file as exhibits your long-term loan facilities.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 44

3.   When you have determined your estimated IPO price, please revise your disclosure to discuss each significant factor contributing to the difference between the estimated IPO price and the fair value of your common stock determined as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Executive Compensation

Compensation Discussion and Analysis

Base Salary, page 77

4.   We note your response to our prior comment 27. It is unclear from your response whether you engage in benchmarking. Please advise. Please also expand your disclosure to specify how Frederic W. Cook assisted you. Finally, for each NEO, provide an analysis of how you arrived at and why you paid the specific level of salary.   For further guidance, please refer to the speech by John White, Director of the Division of Corporation Finance, *Executive Compensation Disclosure: Observations on Year Two and a Look Forward to the Changing Landscape for 2009,* which can be found on our website at http://www.sec.gov/news/speech/2008/spch102108jww.htm.

Annual Cash Incentive Awards, page 77

5.   We note your response to our prior comment 28 and reissue it in part. State whether you have ever exercised discretion in regard to increasing or decreasing the STI pool or paying awards above or below the STI target.

Analysis of 2007 Variable Compensation, page 73

6.   We note your response to our prior comment 29. It appears that the targets you set are material to an understanding of your executive compensation program and should be disclosed unless you can demonstrate to us that disclosure of the particular targets could cause competitive harm. Please advise.

2007 Potential Payments upon Termination or Change in Control, page 84

7.   We note your response to our prior comment 34 and reissue it. Explain how you determined the appropriate payment and benefit levels under the various circumstances that trigger payment or provision of benefits under the *proposed* employment and severance agreements. Once completed, file each severance agreement as an exhibit.

Certain Relationships and Related Transactions

Customer Relationships, page 89

8.   We note your response to our prior comment 36. It does not appear that in regard to exhibit 10.4 you provided a schedule identifying the other documents omitted and setting forth the material details in which the omitted documents differ from the filed one. Refer to Instruction 2 to Item 601 of Regulation S-K. Please advise.

ESOP, page 92

9.   We note your response to our prior comment 39. State whether the trustee is a member of management

Insurance Services Office, Inc. Condensed Consolidated Financial Statements as of June 30, 2008 and for the Six Months Ended June 30, 2007 and 2008 (unaudited)

Note 8. Goodwill and Intangible Assets, page F-12

10. We note that you recorded $11.3 million to goodwill for contingent payments that are probable based on estimated 2008 operating results. Please tell us how you considered paragraphs 26 and 27 of SFAS 141 with respect to the timing of the recognition of this goodwill.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Shannon at (202) 551-3299 or, in his absence, Mark Kronforst, Accounting Branch Chief, at (202) 551-3451 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292, or in her absence, the undersigned at 202-551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Richard J. Sandler, Esq. (by facsimile, 212-450-3800)